UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11015277

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 AND ENDING 09/30/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Fifth Avenue, 14th Floor
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Clancy (212) 370-5652
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

S.E.C. JAN 03 2011

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Clancy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Automated Equity Finance Markets, Inc., as of December 29, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael Clancy
Signature

Chief Financial Officer
Title

Thomas Boddie 12/29/2010
Notary Public

THOMAS BODDIE
Notary Public State of New York
No. 01BO612000
Qualified in New York County
Commission Expires Mar. 13 2014

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

September 30, 2010

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Automated Equity Finance Markets, Inc.

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of September 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Automated Equity Finance Markets, Inc. as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
December 29, 2010

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
September 30, 2010

ASSETS	
Cash and cash equivalents	$ 3,512,746
Investments in securities, at fair value	1,755,986
Accounts receivable (net of allowance for doubtful accounts of $0)	212,610
Other assets	33,125
Total assets	$ 5,514,467
LIABILITIES AND STOCKHOLDER'S EQUITY	
Due to Parent	$ 3,965,062
Unearned revenue	46,250
Accounts payable and accrued expenses	2,462
Total liabilities	4,013,774
Stockholder's equity:	
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding	
Additional paid-in capital	38,000,000
Accumulated deficit	(36,499,307)
Total stockholder's equity	1,500,693
Total liabilities and stockholder's equity	$ 5,514,467

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Quadriserv, Inc. (the "Parent"). The Company is a registered Alternative Trading System and operates AQS, an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the AQS marketplace include broker/dealers, prime brokers, agent lenders and hedge funds. The Company does not carry accounts on behalf of securities customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less when acquired. The Company has cash and cash equivalents with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Investments in U.S. Treasury Bills and Certificates of Deposit

Investments are carried at fair value. Investments consist of U.S. Treasury bills and Certificates of Deposits with maturities of greater than 90 days when acquired as well as money market funds. Certificates of Deposits are with various banks and individually are less than $250,000 and accordingly insured by FDIC.

Fair Value Measurement Hierarchy

The Company determines fair value using the guidance issued by Financial Accounting Standards Board ("FASB"). This guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of hierarchy under the guidance are described as follows:

Level 1 - Quoted price in active markets for identical securities such as U.S. Treasury bills and money market funds.

Level 2 - Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security, which may include quoted prices for similar securities such as certificates of deposits, interest rates, prepayment speeds, credit risk and others.

Level 3 - Prices determined using significant unobservable inputs. In certain situations where quoted prices or observable inputs are unavailable, unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an investment and would be based on the best information available.

The various inputs that may be used to determine the value of the investments are summarized in the three levels presented above. The inputs or methodologies used for valuing investments are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

Revenue Recognition

AQS members pay a one-time application fee when they initially register and an annual subscription fee to be able to transact on the system. The application fee is recognized as revenue when invoiced and the annual subscription fee is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as deferred revenue. Connectivity and transaction fees are invoiced and recognized based on members' monthly activity on AQS. Interest and realized and unrealized gains and losses on Treasury bills and certificates of deposit are recognized on an accrual basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and it is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligation is known, the Company records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

Share-based Compensation

The Parent accounts for share-based compensation pursuant to guidance issued by FASB for accounting and reporting of share-based payment. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CAPITAL CONTRIBUTIONS BY THE PARENT

During March 2010 and May 2010, the Parent made cash capital contributions to the Company in the amounts of $4,000,000 and $2,000,000 respectively. During the year the Parent made capital contributions of $10,000,000 to the Company through the forgiveness of payables to Parent.

4. LIQUIDITY

Currently, the Company's operations are not cash flow positive. The Parent raised $33,600,000 in March 2009 through the issuance of Series D Preferred shares of the Parent. In May 2009, the Company launched its AQS marketplace. The Company is still in the process of making enhancements to the system and integrating the system with other third-party partners. There are risks related to the development and introduction of a new system, including but not limited to, additional costs to develop, market, market acceptance and scalability. While management believes it has adequate liquidity to further enhance and onboard customers to reach a critical mass, this will ultimately depend on favorable resolutions of these uncertainties. The Company has incurred a cumulative loss of $36,499,307 since its inception.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At September 30, 2010, the Company's net capital was $1,383,501 which was $1,378,501 in excess of its required level.

6. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement.

7. INCOME TAXES

Effective October 1, 2009, the Company implemented the new accounting requirements associated with uncertainty in income taxes using the provisions of FASB ASC 740, Income Taxes. As of September 30, 2010, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended September 30, 2010 and any other open years.

The Company's deferred tax asset at September 30, 2010 amount to approximately $14,600,000. The deferred tax asset relates to net operating loss carryforwards for which the Company recorded a full valuation allowance. The net operating loss carryforwards expire in various years through 2030, subject to limitations pursuant to Internal Revenue Code section 382.

8. CONCENTERATION OF CREDIT RISK

During the year ended September 30, 2010, two customers' accounted for approximately 24% and 15% of the Company's revenues respectively. Amounts due from these customers totaled $77,641 and are included in accounts receivable on the accompanying Statement of Financial Condition. In addition, these balances were subsequently collected.

9. INVESTMENTS

As required by guidance issued by FASB, investments are classified within the level of the lowest significant input considered in determining fair value. The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of September 30, 2010:

	Quoted Prices in Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3	Balance as of September 30, 2010
Investments in U.S. Treasury bills, at fair value	$ 249,870	$ -	$ -	$ 249,870
Investments in certificates of deposit, at fair value	-	1,489,876	-	$ 1,489,876
Investments in money market fund, at fair value	16,240	-	-	16,240
Total	$ 266,110	$ 1,489,876	$ -	$ 1,755,986

10. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through December 29, 2010, the date the financial statements were available to be issued.

The Parent executed an unsecured line of credit for $4 million with Silicon Valley Bank ("SVB") on December 29, 2010 which can be drawn upon through December 31, 2011 and carries a floating interest rate based upon SVB prime rate. Amounts drawn on the line are due within 30 months.

Report of Independent Registered Public Accounting Firm on applying Agreed-Upon Procedures related to an Entity's SIPC Assessment Reconciliation

AUTOMATED EQUITY FINANCE MARKETS, INC.

September 30, 2010

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder of
Automated Equity Finance Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2010, which were agreed to by Automated Equity Finance Markets, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records [a copy of the check payable to SIPC or transaction per broker statement], noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended September 30, 2010 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
December 29, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067941 FINRA SEP
AUTOMATED EQUITY FINANCE MARKETS INC
529 5TH AVE 14TH FL
NEW YORK NY 10017-4608

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael Clancy (212) 370-5652

2. A. General Assessment (item 2e from page 2) $ 3,567.89

B. Less payment made with SIPC-6 filed (exclude interest) (1,406.00)
04/22/2010
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 2,161.89

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 2161.89

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,161.89

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Automated Equity Finance Markets, Inc.
(Name of Corporation, Partnership or other organization)

Michael Clancy
(Authorized Signature)

Dated the 27th day of October, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01, 2009
and ending 09/30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,427,157
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 1,427,157
2e. General Assessment @ .0025	$ 3,567.89

(to page 1, line 2.A.)